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                               September 15, 2023

       Jianjun Zhong
       President and Chief Executive Officer
       Kenongwo Group US, Inc.
       Yangjia Group, Xiaobu Town
       Yuanzhou District, Yichun City
       Jiangxi Province, China 336000

                                                        Re: Kenongwo Group US,
Inc.
                                                            Amendment No. 2 to
Form 10-K for the Fiscal Year Ended December 31, 2021
                                                            Filed August 14,
2023
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed June 27, 2023
                                                            File No. 333-239929

       Dear Jianjun Zhong:

              We have reviewed your August 14, 2023 response to our comment letter and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our April 6,
       2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9.A. Controls and Procedures
       Internal Control over Financial Reporting and Attestation Report of Registered Public
       Accounting Firm, page 47

   1. We reference your disclosure in Item 9.A that the annual report does not include a report
                                                        of management   s
assessment regarding internal control over financial reporting (ICFR)
                                                        due to a transition
period established by the Commission for newly public
                                                        companies. Instruction
1 to Item 308 of Regulation S-K permits management to exclude its assessment of ICFR
only in its first annual report filing and this is your third Form 10-
 Jianjun Zhong
Kenongwo Group US, Inc.
September 15, 2023
Page 2
         K. Please amend your filing to provide the disclosures required by
Item 308 with regard
         to ICFR. Also refer to your response to comment 9 as part of your February 2, 2023 response letter, which set forth that you would make the appropriate correction.
Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 1

2. We note your revised disclosure in response to our prior comment 1 that the legal and operational risks associated with being based in or having the majority of the operations in
         China could result in    a material change in the Company   s
operations.    Please also revise
         to reinstate the deleted disclosure on page 2 that such risks may result in a material change in the value of the securities you are registering for sale and could significantly limit or completely hinder [y]our ability to offer to continue to offer securities to investors and cause the value of such securities to significantly decline or be
worthless.    Please also
         revise your disclosure in your Form 10-K for the fiscal year ended December 31, 2022 accordingly.
3. We note your revised disclosure in response to our prior comment 3, which we reissue in part. Please revise to disclose any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary, to the parent company. We note that you have included a summary risk factor on page 18 that Transferring cash out of the
         PRC could face restriction or taxation on the Company.    Please
ensure that you have
         included a separate risk factor, as we do not see a risk factor with this heading in your current filing. Please also revise your Form 10-K for the fiscal year ended December 31,
         2022 to include the revised disclosures accordingly.
4. We note your revised disclosure in response to our prior comment 4, which we reissue in part. If true, please revise to disclose that your determination not to obtain the advice of counsel is based on a risk-based analysis and include a related risk factor disclosure. Please revise to explicitly address the consequences to your investors specifically if you do not receive or maintain the necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required or applicable laws, regulations or interpretations change and your are required to obtain such permissions in the future. Please also ensure the revised disclosures are included in your
         Form 10-K for the fiscal year ended December 31, 2022 accordingly. Enforceability of Civil Liabilities, page 8

5. We note your revised disclosure in response to our prior comment 5 that shareholders will have difficulty bringing an action in the PRC. Please revise to explicitly address the
FirstName LastNameJianjun Zhong
       investor   s ability to enforce judgments obtained in U.S. courts in an appropriate foreign
Comapany   NameKenongwo
       court.                  Group
              Please also revise yourUS,  Inc.
                                       Form 10-K for the fiscal year ended
December 31, 2022
       accordingly.
September  15, 2023 Page 2
FirstName LastName
 Jianjun Zhong
FirstName
Kenongwo LastNameJianjun
           Group US, Inc. Zhong
Comapany 15,
September  NameKenongwo
               2023        Group US, Inc.
September
Page  3    15, 2023 Page 3
FirstName LastName
Item 1A. Risk Factors, page 17

6. We note your revisions in response to our prior comment 7. Please also revise your Form
         10-K for the fiscal year ended December 31, 2022 to include the two additional risks factors.
7. We note your revised disclosure in response to our prior comment 8, including the
         summary risk factor on page 18 with the heading    We may be or become
subject to
         regulation by the CAC.    Please ensure that you have included a
separate risk factor, as we
         do not see a risk factor with this heading in your current filing. Please also revise your
         Form 10-K for the fiscal year ended December 31, 2022 to include the revised disclosures accordingly.
General

8. We note your revised disclosure in response to our prior comment 9. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 accordingly.
9. We note your revised disclosure in response to our prior comment 10, which we reissue in part. We note that the revised disclosure still includes references that indicate that this is a prospectus and an offering is taking place on pages 3, 4 and 5. Please also revise your
         Form 10-K for the fiscal year ended December 31, 2022 accordingly.
10. We note your revised disclosure in response to our prior comment 11, which we reissue in part. Please revise to explicitly address whether the Trial Measures will apply to you with respect to offerings you may conduct. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Industrial Applications and
                                                                 Services
cc:      Matthew McMurdo, Esq.